AGREEMENT AND PLAN OF REORGANIZATION ("Agreement") dated September ___, 2005, between International Telecommunications, Inc., hereinafter ITLS, a Nevada corporation ("ITLS"), and the only two stockholders, William D'Anjou, Elmer Salcido, (each individually a "Stockholder" and collectively the "Stockholders") of Rocket Internetworking Incorporated, a Nevada corporation ("RII"), and their wholly owned subsidiary, M M Internet, Inc., a Nevada Corporation, ("MMI"), (collectively, "The Companies")

Stockholders own an aggregate of 100% shares of voting common stock, no par value, of RII, constituting all of the issued and outstanding capital stock of RII (the "Shares"). ITLS desires to acquire eighty percent (80%) of the Shares for voting common shares of RII, in an exchange that qualifies under Sections 354 and 368 of the Internal Revenue Code of 1986, as amended.

This Agreement is being entered into for the purpose of implementing the foregoing desire, and sets forth the terms and conditions pursuant to which the Stockholders are selling to ITLS, and ITLS is purchasing from the Stockholders solely in exchange for voting common shares of ITLS, 80% of the issued and outstanding Shares of the RII.

In consideration of the mutual agreement contained herein, the parties agree as follows:

I. SALE OF THE SHARES

1.01. **Shares Being Exchanged.** Subject to the terms and conditions of this Agreement, at the Closing provided for in Section 2.01 hereof (the "Closing"), , each Stockholder is selling, assigning and delivering to ITLS the number of Shares set forth in the column marked "Amount of Shares to be Transferred" on Schedule A, opposite the name of such Stockholder.

1.02. **Consideration.** Subject to the terms and conditions of this Agreement, ITLS is delivering at the Closing in full payment for the aforesaid sale, assignment and delivery of the Shares, an aggregate of 500,000 Common Shares of ITLS, par value $0.001 per share ("ITLS's Shares"), each Stockholder receiving the number of ITLS's Shares set forth opposite the name of such Stockholder in the column marked "ITLS's Shares Allocated" on Schedule A and the conditions set forth in section 3.01 of this agreement.

II. CLOSING

2.01. **Time and Place.** The Closing of the transaction contemplated by this Agreement is taking place in Los Angeles, CA, after ITLS has made all payments to RII and Stockholders described herein, subject to the other provisions hereof.

2.02. **Deliveries by the Stockholders.** At closing, the Stockholders are delivering to the buyers (unless previously delivered), the following:

2.02, (a). Certificates representing the Shares, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of RII.

2.02. (b). Certificate from appropriate authorities as to the good standing of and payment of taxes by RII.

2.02. (c). The investment letters referred to in Section 8.01 hereof.

2.02. (c). Certificate from appropriate authorities as to the good standing of and payment of taxes by RII.

2.02. (d). The investment letters referred to in Section 8.01 hereof.

2.02. (e). All other previously undelivered items required to be delivered by the Stockholders to ITLS at or prior to the Closing.

2.03. Deliveries by ITLS. At the Closing, the ITLS is delivering (unless previously delivered) the following:

2.03. (a). To the Stockholders, (i) certificates representing 500,000 of ITLS's Common Shares, in accordance with Section 1.02 hereof, and (ii) all other previously undelivered payments and items required to be delivered by ITLS to RII or the Stockholders at or prior to Closing.

2.04. Conditions to Stockholders' Obligation to Close. Stockholders' obligation to close is specifically conditioned upon ITLS's timely performance of all of its obligations hereunder. In the event that ITLS defaults in the payment of any amount owed to either of Stockholders or RII hereunder, or otherwise materially defaults in its obligations hereunder prior to Closing, then Stockholders shall be entitled to terminate this Agreement and shall owe no further performance hereunder. In such event, Stockholders and RII shall be entitled to retain all shares of ITLS stock theretofore transferred and retain all amounts theretofore paid by ITLS. Further, ITLS shall have no further right to occupy offices within the RII facility and shall vacate such offices promptly.

III.   RELATED TRANSACTIONS

3.01. As part of the purchase, ITLS agrees to pay, through RII, $25,000.00 to William D' Anjou from its Bridge loan financing with Montgomery Asset Management. ITLS represents and agrees that such bridge loan financing shall be funded and such payment made to RII no later than November 1, 2005. In addition, RII will be paid $300,000.00 within 90 days after the execution of this Agreement or sooner. Additionally, 50,000 shares of ITLS Common Stock (restricted pursuant to Rule 144) will be transferred to the Stockholders upon execution of this Agreement (as a part of the 500,000 total shares to be transferred hereunder), for the acquisition of RII. Furthermore, ITLS will pay RII $10,000.00 per month starting on the first day of the first month after the closing of the above referenced bridge financing and continuing for the next twenty-three (23) consecutive months, for a total of $240,00.00. ITLS will pay off this obligation sooner if possible. In addition, William D'Anjou and Elmer Salcido will each receive 50,000 additional shares of the Common Stock of ITLS on the first day of each calendar year following the Closing, for a total of five years pursuant to a non-qualified stock plan adopted by ITLS. Additional stock or stock options may be issued to William D'Anjou and Elmer Salcido, based on milestones achieved and subject to approval by the Board of Directors of ITLS, such milestones to be negotiated in good faith between the parties.

     3.01   **(a).** The total debt of RII to William D'Anjou will not exceed $250,00.00, and any such debt amount should be specified in a review of RII's financials before being paid to William D' Anjou. William D' Anjou has loaned RII $250,00.00, and, this amount will be repaid to William D'Anjou by RII as ITLS cash flow permits, but in no event later than twenty-four months following the Closing.

Initials: For ITLS _____ For RII _____

3.01 (b). ITLS will be given one (1) office for their own use in the RII offices located in Long Beach, CA with an ITLS sign at the entrance; the offices must be fully equipped with designated phone lines and high speed internet connections. The parties will agree on the specifics of the offices in the near future. In addition, ITLS may use the RII address as an ITLS correspondence address. All costs of operating the offices other than rent, shall be paid by ITLS.

3.02 . RII may appoint one person to ITLS's Board of Directors.

3.03 It is agreed that William D'Anjou will be entitled to remain as a Director and President of RII and Elmer Salcido shall be entitled to remain as a Director and an officer of RII for a period of not less than five (5) years following the Closing. The parties agree to negotiate in good faith and enter into an employment agreement with each of William D'Anjou and Elmer Salcido for such term. Said employment agreements shall include, without limitation, reasonable salaries, bonuses and benefits. In addition, at such time as either William D'Anjou or Elmer Salcido is no longer employed by RII, the respective Stockholder shall have the option to sell his remaining shares of RII stock to ITLS for an amount equal to the fair market value of such shares on the date of termination of employment, but in no event less than the fair market value of such shares as of the date of this Agreement.

IV. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

The Stockholders hereby represent and warrant jointly and severally (except that in the case of Section 4.01 and 4.02 hereof the representations and warranties contained therein are made severally by the Stockholders) to ITLS as follows:

4.01. Title to the Shares. Each Stockholder owns, and will transfer to ITLS at the Closing, good, valid, and marketable title to the number of Shares set forth opposite the name of such Stockholder in Section 1.01 hereof, free and clear of all liens, claims, options, charges and encumbrances whatsoever.

4.02. Valid and Binding Agreements. As to each Stockholder, this Agreement constitutes the valid and binding agreement of such Stockholder, enforceable in accordance with its terms.

4.03. Organization of RII.

4.03. (a). RII is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada, and has the corporate power and authority to carry on business as presently conducted.

4.03. (b). The copies of the Articles of Incorporation, and all amendments thereto, of RII, as certified by the Secretary of State of Nevada and of the By-Laws, as amended to date, of RII, as certified by its Secretary, which have heretofore been delivered to ITLS, are complete and correct copies of the Articles of Incorporation and By-Laws of RII as amended and in effect on the date hereof. All Minutes of RII are contained in minute books of RII heretofore furnished to ITLS for examination and being delivered to ITLS at the Closing, and no minutes have been included in such minute books since such examination by ITLS that have not also been furnished to ITLS.

4.03. (c). RII is not licensed or qualified to do business as a foreign corporation in any jurisdiction other than California and is not required to be so licensed or qualified or, if required, the failure to be so licensed or qualified will not have a material adverse effect on or result in any material liability to RII.

4.04. Capitalization of RII.

4.04. (a). The authorized capital stock of RII consists solely of 10,000 shares of common stock, at no par value, of which approximately 10,000 shares are outstanding and the balance of the shares are held as treasury shares. All issued shares of RII are duly authorized, validly issued and outstanding, fully paid, and non-assessable.

4.04. (b). Except for the Shares, there are no shares of capital stock or other securities of RII outstanding; there are no options, warrants or rights to purchase or acquire any securities of RII.

4.05. Subsidiaries and Affiliates. Except for the securities identified on the Balance Sheet (as defined in Section 4.08 hereof), RII does not own any capital stock or other securities of any corporation and has no direct or indirect interest, and since its incorporation has had no such interest, in any business other than the business presently directly conducted by it.

4.06. No Violation of Agreements. Neither the execution nor delivery of the Agreement, nor the consummation of the transactions contemplated hereby violates or will violate, or conflicts with or will conflict with, or constitutes a default under or will constitute a default under any documents relating to RII.

4.07. Financial Statements.

4.07. (a). The Stockholders have delivered to ITLS balance sheets ("Balance Sheets") of RII as of June 31, 2005 and three (3) statements of income of RII for the three (3) years then ended. None of such statements are audited.

4.07. (b). RII hereby agrees to furnish to ITLS year-end financial statements of RII. RII hereby agrees to cooperate with ITLS in the event that ITLS elects to audit such statements at its own expense using an auditor selected or approved by ITLS and reasonably acceptable to RII. These year-end statements are due within thirty (30) days following the end of the fiscal year. The format of such reports will be specified by ITLS at the time of closing and reasonably approved by RII and may be subsequently changed by ITLS, subject to RII's reasonable approval, from time to time, by giving RII thirty (30) days notice of such change.

4.07. (c). RII hereby agrees to furnish to ITLS quarterly financial statements of RII. These quarterly statements are due within thirty (30) days following the end of each respective fiscal quarter. No quarterly financial statement need be provided for the last quarter of the fiscal year. The format of such reports will be specified by ITLS at the time of closing, subject to the reasonable approval of RII, and may be subsequently changed by ITLS, subject to the reasonable approval of RII, from time to time, by giving RII thirty (30) days notice of such change. RII further agrees to provide monthly updates to these financial statements. These monthly updates may be in written, typed or printed form and will be provided within fifteen (15) days following the end of each respective month. No monthly financial update need be provided for the last month in a fiscal quarter.

4.08. **No Undisclosed Liabilities.** RII has warranted to ITLS that no latent liabilities exist that are not reflected on the balance sheets.

4.09. Absence of Certain Changes. Subject to the most recent Balance Sheets, there have been no material adverse changes in the financial condition of RII.

4.10. Tax Returns. RII has duly filed all tax reports and returns required to be filed by it and has duly paid all taxes and other charges due or claimed to be due from it by federal, state or local taxing authorities.

4.11. Title to Properties. Except as otherwise reflected on the Balance Sheet, RII has or will have at the time of the Closing good, valid and marketable title to all its properties and assets, real, personal, and mixed, tangible and intangible, including, without limitation, the properties and assets reflected in the Balance Sheet.

4.12. Fixed Assets. RII warrants all of its fixed assets to be in good condition or sound working order with no known defects. Furthermore, neither RII nor any Stockholder has received any notification that there is any violation of any building, zoning, or other law, ordinance or regulation in respect of such property and to the best of their knowledge, no such violation exists.

4.13. Leases. RII asserts each lease to which it is a party is valid, binding and enforceable in accordance with its terms, and is in full force and effect.

4.14. Patents, Trademarks, Trade Names, etc. There are no patents, trademarks, trade names, etc. owned by, under license to or used by RII.

4.15. Litigation. RII has warranted to ITLS that there are no actions, proceedings, or investigations pending or threatened against RII.

4.16. Insurance. Policies of fire, liability, workmen's compensation and product liability are in effect with respect to RII and its operations.

4.18. Contracts and Commitments. Except as specifically identified in the Balance Sheet, RII has no contracts, commitments, arrangements or understandings that are material to its business, operations, financial condition or prospects, except any lease(s) identified in 4.13 above.

4.19. Customers and Suppliers. At the Closing, the Stockholders will deliver to ITLS a list of the names and addresses of RII's three largest customers and suppliers that accounted for more than ten percent (10%) of RII's sales or purchases, respectively, during the past twelve (12) month period.

4.20. Compliance with Applicable Law. RII has duly complied, in respect of its operations, real property, machinery and equipment, all other property, practices, and all other aspects of its business, with all applicable laws (whether statutory or otherwise), rules, regulations, ordinances, judgments, and decrees of all governmental authorities (federal, state, local or other laws), including, but not limited to, the Federal Occupational Safety and Health Act and all Laws relating to environmental protection and conservation. Neither RII nor any Stockholder has received any notification of any asserted present or past failure to comply.

4.21. **Disclosure.** All facts material to all assets, business, operations, financial condition, and prospects of RII are reflected in the Balance Sheet, or have been disclosed herein, or have been disclosed to ITLS in writing. No representation or warranty by the Stockholders contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished to ITLS pursuant to the provisions hereof, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading.

V. REPRESENTATIONS AND WARRANTIES OF THE ITLS

ITLS hereby represents, warrants and agrees as follows:

5.01. **Organization of ITLS.** ITLS is a corporation duly organized, validly existing and in good standing under the laws of Nevada and has the corporate power and authority to carry on its business as presently conducted and to enter into and perform this Agreement.

5.02. **Authorization.** The execution and delivery of this Agreement by ITLS and the consummation by ITLS of the transactions contemplated hereby have been duly authorized by ITLS's Board of Directors or Executive Committee, no approval thereof by ITLS's stockholders being required by law, and ITLS is delivering contemporaneously with the execution of this Agreement a complete and correct copy, certified by its Secretary or Assistant Secretary, of the relevant resolutions adopted at the meeting or meetings at which such authorization took place.

5.03. **Valid and Binding Agreement.** This Agreement constitutes a valid and binding agreement of ITLS, enforceable in accordance with its terms.

5.04. **No Violation.** Neither the execution nor delivery of this Agreement nor the consummation by ITLS of the transactions contemplated hereby violates or conflicts with the certificate of incorporation or by-laws of ITLS, or any agreement or other restrictions of any kind to which ITLS is a party or by which it is bound. ITLS has duly complied, and will continue to comply, in respect of its operations, real property, machinery and equipment, all other property, practices, and all other aspects of its business, with all applicable laws (whether statutory or otherwise), rules, regulations, ordinances, judgments, and decrees of all governmental authorities (federal, state, local or other laws), including, but not limited to all state and Federal laws relating to the offering and issuance of securities. Neither ITLS nor any of its directors or officers has received any notification of any asserted present or past failure to comply. There are no actions, proceedings or investigations of any type currently pending or threatened against ITLS.

5.05. **No Preemptive Rights.** The stockholders of ITLS are not by virtue of their ownership of ITLS's common shares entitled to any preemptive rights or subscription privileges with respect to ITLS's Shares to be issued hereunder.

5.06. **Delivery of Reports.** ITLS has delivered to each Stockholder its Annual Report for the fiscal year ending December 31, 2004.

5.07. **Validity of ITLS's Shares.** All of ITLS's Shares being delivered hereunder are duly authorized, validly issued, and outstanding, fully paid and non-assessable, and have been approved (subject to official notice of issuance) for listing on the Nasdaq OTC Bulletin Board Stock Exchange.

Initials: For ITLS _____ For RII _____

Such shares shall be transferred free and clear of all liens and encumbrances, subject to the other provisions hereof.

5.08. **Compliance with Rule 144.** Upon receipt from time to time of written notice from any Stockholder that such Stockholder presently intends to make routine sales of ITLS's Shares under Rule 144, promulgated under the Securities Act of 1933, as amended (the "Act"), ITLS will use its best efforts to make available the information necessary under Rule 144(c) to enable such sales to be made. Such obligation will continue until the earlier of the completion of all sales then intended to be made by the Stockholder or the end of the three-month period commencing on the date of such notice, provided that a further notice indicating a continued present intention to make routine sales of ITLS's Shares under Rule 144 shall be deemed a new notice for purposes of this Section 5.08.

5.09. **Disclosure.** All facts material to this transaction, including, without limitation, facts relating to the assets, business, operations, financial condition, and prospects of ITLS are reflected in the Annual Report of ITLS, or have been disclosed herein, or have been disclosed to RII and the Stockholders in writing. No representation or warranty by ITLS contained in this Agreement and no statement contained in any certificate, schedule, list or other writing furnished to RII or the Stockholders contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein not misleading.

VI. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION; SET-OFF

6.01. **Survival of Representations.** All representations, warranties, and agreements made by any party in this Agreement or pursuant hereto shall survive the Closing hereunder and any investigation at any time made by or on behalf of any party hereto. In the event that this Agreement is terminated pursuant to Paragraph 2.04, all representations and warranties shall terminate.

6.02. **Indemnification.** Each party shall indemnify, defend, protect and hold harmless the other party or parties from and against any claims, costs (including reasonable legal fees and costs of investigation, litigation and appeal), judgments, liabilities and other amounts incurred or suffered by an indemnified party directly or indirectly as the result of a breach of any representation, warranty or agreement made by the indemnifying party herein.

VII. PROVISIONS REGARDING ITLS'S SHARES

7.01. **Representations by the Stockholders.** Each Stockholder represents and warrants to ITLS that it is his present intention to acquire ITLS's Shares for investment and not with a view to the distribution or resale thereof, and is confirming such intention to ITLS by letter simultaneously with the execution hereof.

7.02. **Agreements by the Stockholders.** Each Stockholder agrees that he will not offer, sell, transfer, assign, mortgage, pledge or otherwise dispose of or encumber any of ITLS's Shares delivered to him pursuant to this Agreement (a) if such action would prevent ITLS from accounting for the acquisition of the Shares as a "pooling of interests" and (b) unless (i) in the opinion of counsel to ITLS or in the opinion of the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") expressed in a "no-action" letter (which letter and the request therefore shall be in form and substance satisfactory to counsel for ITLS) registration of such shares under the Act, and the rules and regulations of the Commission thereunder, as then in effect, is not required in connection with such transaction; (ii) sale of ITLS's Shares is permissible under Rule 144 of the Commission under the Act, in which event the Stockholder shall furnish ITLS with an opinion of counsel (which counsel shall be reasonably satisfactory to counsel for ITLS and which opinion shall be in form and substance reasonably satisfactory to ITLS) the effect that the sale of ITLS's Shares proposed to be sold is permissible under Rule 144, provided that ITLS agrees to make such representations as may be reasonably requested by such counsel and that the ITLS can then accurately make concerning ITLS's qualifications under Rule 144(c); or (iii) a registration statement under the Act is then in effect with respect to such shares and the purchaser or transferee has been furnished with a prospectus meeting the requirements of Section 10 of the Act.

7.03. **Legend, etc.** Each Stockholder agrees that ITLS may endorse on any certificate for ITLS's Shares to be delivered to or on behalf of the Stockholder pursuant to this Agreement an appropriate legend referring to the provisions of Sections 8.01 and 8.02 hereof, and that ITLS may instruct its transfer agents not to transfer any such shares unless advised by ITLS that such provisions have been complied with.

VIII. MISCELLANEOUS

8.01. **Further Assurances.** From time to time, at ITLS's request and without further consideration, each Stockholder will execute and deliver to ITLS such documents and take such action as ITLS may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in ITLS good, valid and marketable title to the Shares. From time to time, at the request of either of the Stockholders and without further consideration, ITLS will execute and deliver to the Stockholders such documents and take such action as either Stockholder may reasonably request in order to consummate more effectively the transactions contemplated hereby and to vest in the Stockholders good, valid and marketable title to the shares in ITLS, as well as securing any other rights of the Stockholders or RII hereunder.

8.02. **Parties in Interest.** Except as otherwise expressly provided herein, all the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the respective heirs, beneficiaries, personal and legal representatives, successors, and assigns of the parties hereto.

8.03. **Entire Agreement.** This Agreement, including the exhibits, schedules, lists and other documents and writings referred to herein or delivered pursuant hereto, which form a part hereof, contains the entire understanding of the parties with respect to this subject matter.

8.04. **Headings, etc.** The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretations of this Agreement.

8.05. **Notice.** All notice, request, demands and other communications hereunder ("Notices") shall be in writing and shall be deemed to have been duly given if delivered or mailed (registered or certified mail, postage prepaid, return receipt requested) as follows:

If to RII:

Rocket Internetworking Incorporated

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholders of RII and by a duly authorized officer of ITLS on the date first written.

For ITLS

Alie Chang
C.E.O.

For RII

William D'Anjou
C.E.O.

Rocket Internetworking Incorporated
200 Oceangate, Suite 800
Long Beach, CA 90802

If to ITLS:

International Telecommunications, Inc.
222 Amalfi Dr.
Santa Monica, CA 90402

or such other address(s) as any party may have furnished to the others in writing in accordance herewith, except that Notices of change of address(s) shall only be effective upon receipt. All Notices shall be deemed received on the date of delivery or, if mailed, on the date appearing on the return receipt therefore.

8.06. **Counterparts.** This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

8.07. This Agreement shall be governed by and construed pursuant to the laws of the State of California.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Stockholders, by a duly authorized officer of RII and by a duly authorized officer of ITLS on the date first written.

For ITLS

_____
Alie Chang
C.E.O.

For RII

_____
William D'Anjou
C.E.O.

Stockholders of RII

1. _____
William D'Anjou

7,000 Common Shares
_____
Amount of Shares to be Transferred

Elmer Salcido
1,000 Common Shares

Amount of Shares to be Transferred

Initials: For ITLS ________ For RII ________